CUSIP No. 0008946991                                           Page 1 of 8 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(a)
                      AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                                (Amendment No. 1)

                             Trega Biosciences, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   0008946991
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Kathleen K. Schoemaker                           John C. MacMurray, Esq.
Domain Associates, L.L.C.                        Reboul, MacMurray, Hewitt,
One Palmer Square                                  Maynard & Kristol
Princeton, New Jersey  08542                     45 Rockefeller Plaza
Tel. (609) 683-5656                              New York, New York  10111
                                                 Tel. (212) 841-5700


--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 3, 2000
                         ------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                   (continued on following page)

CUSIP No. 0008946991                                           Page 2 of 8 Pages

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1)       Name of Reporting Person                          Domain Partners II,
         S.S. or I.R.S. Identification                     L.P.
         No. of Above Person

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2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group                               (b) [ ]

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds                                   Not Applicable

--------------------------------------------------------------------------------

5)       Check if Disclosure of
         Legal Proceedings is                              Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       Citizenship or Place                              Delaware
         of Organization

--------------------------------------------------------------------------------
Number of                          7)       Sole Voting    962,724 shares of
Shares Beneficially                         Power          Common Stock
Owned by Each
Reporting Person:

                                   ---------------------------------------------
                                   8)       Shared Voting
                                            Power                   -0-

                                   ---------------------------------------------
                                   9)       Sole Disposi-  962,724 shares of
                                            tive Power     Common Stock

                                   ---------------------------------------------
                                   10)      Shared Dis-
                                            positive Power          -0-

                                   ---------------------------------------------

11)      Aggregate Amount Beneficially                     962,724 shares of
         Owned by Each Reporting Person                    Common Stock

--------------------------------------------------------------------------------

12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                    4.9%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                            PN

CUSIP No. 0008946991                                           Page 3 of 8 Pages

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1)       Name of Reporting Person                          Domain Partners III,
         S.S. or I.R.S. Identification                     L.P.
         No. of Above Person

--------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group                               (b) [ ]

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds                                   Not Applicable

--------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                              Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                   Delaware

--------------------------------------------------------------------------------
Number of                          7)       Sole Voting    891,133 shares of
Shares Beneficially                         Power          Common Stock
Owned by Each
Reporting Person:
                                   ---------------------------------------------
                                   8)       Shared Voting
                                            Power                   -0-

                                   ---------------------------------------------
                                   9)       Sole Disposi-  891,133 shares of
                                            tive Power     Common Stock

                                   ---------------------------------------------
                                   10)      Shared Dis-
                                            positive Power          -0-

                                   ---------------------------------------------

11)      Aggregate Amount Beneficially                     891,133 shares of
         Owned by Each Reporting Person                    Common Stock

--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                    4.5%
         Amount in Row (11)

--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                            PN

CUSIP No. 0008946991                                           Page 4 of 8 Pages

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1)       Name of Reporting Person                          DP III Associates,
         S.S. or I.R.S. Identification                     L.P.
         No. of Above Person

--------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group                               (b) [ ]

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds                                   Not Applicable

--------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                              Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                   Delaware

--------------------------------------------------------------------------------
Number of                          7)       Sole Voting    3,936 shares of
Shares Beneficially                         Power          Common Stock
Owned by Each
Reporting Person:

                                   ---------------------------------------------
                                   8)       Shared Voting
                                            Power                   -0-

                                   ---------------------------------------------
                                   9)       Sole Disposi-  3,936 shares of
                                            tive Power     Common Stock

                                   ---------------------------------------------
                                   10)      Shared Dis-
                                            positive Power          -0-

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially                     3,936 shares of
         Owned by Each Reporting Person                    Common Stock

--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                    Less than 0.1%
         Amount in Row (11)

--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                            PN

CUSIP No. 0008946991                                           Page 5 of 8 Pages

--------------------------------------------------------------------------------
1)       Name of Reporting Person                      Domain Associates, L.L.C.
         S.S. or I.R.S. Identification
         No. of Above Person

--------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group                               (b) [ ]

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds                                   Not Applicable

--------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                              Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                   Delaware

--------------------------------------------------------------------------------
Number of                          7)       Sole Voting    6,966 shares of
Shares Beneficially                         Power          Common Stock
Owned by Each
Reporting Person:

                                   ---------------------------------------------
                                   8)       Shared Voting
                                            Power                   -0-

                                   ---------------------------------------------
                                   9)       Sole Disposi-  6,966 shares of
                                            tive Power     Common Stock

                                   ---------------------------------------------
                                   10)      Shared Dis-
                                            positive Power          -0-

                                   ---------------------------------------------
11)      Aggregate Amount Beneficially                     6,966 shares of
         Owned by Each Reporting Person                    Common Stock

--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                    Less than 0.1%
         Amount in Row (11)

--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                            00

CUSIP No. 0008946991                                           Page 6 of 8 Pages

                         Amendment No. 1 to Schedule 13D
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 24, 1998 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 19,604,377 shares of Common Stock outstanding as of March 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the calendar quarter ended March 31, 2000.

          (a)

          DP II
          -----

          DP II owns an aggregate 962,724 shares of Common Stock, or approximately 4.9% of the Common Stock outstanding.

          OPSA II
          -------

          OPSA II, as the general partner of DP II, may be deemed to indirectly beneficially own the 962,724 shares of Common Stock owned by DP II. OPSA II also directly beneficially owns 100,124 shares of Common Stock, which it received in the distribution described in paragraph (c) below. In the aggregate, OPSA II owns approximately 5.4% of the Common Stock outstanding.

          DP III
          ------

          DP III owns an aggregate 891,133 shares of Common Stock, or approximately 4.5% of the Common Stock outstanding.

          DPA
          ---

          DPA owns an aggregate 3,936 shares of Common Stock, or less than .1% of the Common Stock outstanding.

          OPSA III
          --------

CUSIP No. 0008946991                                           Page 7 of 8 Pages

          OPSA III, as the general partner of DP III and DPA, may be deemed to indirectly beneficially own the aggregate 895,069 shares of Common Stock owned by DP III and DPA. OPSA III also directly beneficially owns 19,209 shares of Common Stock, which it received in the distribution described in paragraph (c) below. In the aggregate, OPSA III owns approximately 4.7% of the Common Stock outstanding.

          DA
          --

          DA owns an aggregate 6,966 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of OPSA II and OPSA III and the managing members of DA may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock owned by DP II, DP III, DPA, DA, OPSA II and OPSA III. Each of the general partners of OPSA II and OPSA III and the managing members of DA disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she owns by virtue of his or her indirect pro rata interest, as a partner of OPSA II, and OPSA III and a managing member of DA, in the Common Stock owned by DP II, DP III, DPA, DA, OPSA II and OPSA III.

          (c) On March 3, 2000, the following distributions were made by the reporting persons to their respective partners:

          DP II distributed an aggregate 481,360 shares of Common Stock, including 100,124 shares to its general partner, OPSA II. OPSA II will distribute such 100,124 shares to its partners at a later date.

          DP III distributed an aggregate 445,566 shares of Common Stock, including 19,056 shares to its general partner, OPSA III. OPSA III will distribute such 19,056 shares to its partners at a later date.

          DPA distributed an aggregate 15,470 shares of Common Stock, including 153 shares to its general partner, OPSA III, OPSA III will distribute such 153 shares to its partners at a later date.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DP II, DP III, DPA or DA.

          (e) Not applicable.

CUSIP No. 0008946991                                           Page 8 of 8 Pages

                                    Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2000

                                        DOMAIN PARTNERS II, L.P.
                                        By:  One Palmer Square Associates
                                             II L.P., General Partner


                                        By /s/ Kathleen K. Schoemaker
                                           -------------------------------------
                                             Attorney-in-Fact

                                        DOMAIN PARTNERS III, L.P.
                                        By:  One Palmer Square Associates
                                             III L.P., General Partner


                                        By /s/ Kathleen K. Schoemaker
                                           -------------------------------------
                                             General Partner

                                        DP III ASSOCIATES, L.P.
                                        By:  One Palmer Square Associates
                                             III L.P., General Partner


                                        By /s/ Kathleen K. Schoemaker
                                           -------------------------------------
                                             General Partner

                                        DOMAIN ASSOCIATES, L.L.C.


                                        By /s/ Kathleen K. Schoemaker
                                           -------------------------------------
                                             Managing Member